One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
Thomas J. Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

June 18, 2024

Kenneth Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Audax Credit Company Inc. (the “Company”) Form 10-K File No: 814-01154

Dear Mr. Ellington,

We are writing in response to comments provided via telephone on May 20, 2024, at 1:30 PM relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023 (the “10-K”), that was filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, on behalf of the Company. The Company has considered these comments and (i) has authorized us to make the responses discussed below on its behalf and (ii) undertakes to address the SEC staff (“Staff’s”) comments in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the Company’s response. The below responses will be reflected in the Company’s future filings with the SEC, as applicable.

1.	Comment In the footnote to the schedule of investments that identifies Level 3 securities, please disclose in future filings with the SEC that the value of the securities was determined using significant unobservable inputs as required by Article 12-12, Footnote 9 of Regulation S-X.

Response Company acknowledges the Staff’s comments and respectfully advises that the Company will disclose in future filings with the SEC that the value of the securities was determined using significant unobservable inputs as required by Article 12-12, Footnote 9 of Regulation S-X in future reports.

2.	Comment Please disclose the reasons for transfers into or out of level 3 of the fair value hierarchy during the period. See ASC Article 820-10-50-2(c)(3) for more information.

Response Company acknowledges the Staff’s comments and respectfully advises that the Company will disclose in future filings with the SEC the reasons for transfers of securities in and out of Level 3 categorization.

3.	Comment: Please disclose the average dollar amount of borrowings and the average interest rate on borrowings as required by Article 6-07(3) of Regulation S-X.

Response: Company acknowledges the Staff’s comments and respectfully advises that the Company will disclose in future filings with the SEC the average dollar amount of borrowings and the average interest rate on borrowings in its consolidated financial statements as required by Article 6-07(3) of Regulation S-X.

4.	Comment: It appears the Company has invested significantly in unitranche loans (a/k/a “co-lending” arrangements), measuring approximately 31% at December 31, 2023. Last-out lenders bear a greater risk on investments in exchange for receiving a higher interest rate. Please provide disclosure in the notes to the financial statements so that readers of the financial statements will understand the risks associated with such arrangements.

1.	Whether the company has any specific accounting policies it applies to co-lending arrangements;
2.	How the valuation of these investments takes into account the payment prioritization/payment waterfalls;
3.	The impact of such arrangements on the calculation of interest income under the effective interest method; and
4.	Whether any of the co-lenders under these arrangements are affiliates of the Company.

Response: The Company respectfully advises the Staff that the Company understands the term “unitranche loan” to mean a loan that extends more deeply into the capital structure of a borrower than a traditional senior secured loan.  Accordingly, a unitranche loan may provide leverage at levels comparable to a combination of first lien and second lien or subordinated loans and may be priced at interest rates equivalent to a blended senior first and second lien or subordinated loans. From a lender’s perspective, a unitranche loan provides the benefit of fulfilling several financing needs of borrowers through the use of a single investment.

Separately, it is possible for lenders to create separate tranches, or co-lending arrangements, within a single large loan. Through this tranching technique, which typically involves an intercreditor agreement within the credit facility or in a separate document, lenders may elect to participate in a “first out” piece of a loan, meaning that such subloan provides a greater probability of repayment in return for a lower interest rate. Alternatively, investors may investment in a “last out” piece of a loan obtain a higher stated interest rate on their investment and accept a greater risk of default as a consequence of receiving favorable pricing. The ability to “tranche” a loan through an intercreditor arrangement is independent of whether such loan is a unitranche loan or a traditional senior or subordinated loan. The Company respectfully submits that it has not invested in either “first-out” or “last-out” loans since its inception, but it may elect to do so in the future. Accordingly, the Company will include risk disclosure in the Form N-2 regarding the risks to the Company, as a lender, in entering into such co-lending arrangements, including that the Company may suffer losses on such loans if the borrower is unable to make required payments when due.

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 or by email at thomas.friedmann@dechert.com. Thank you for your attention to this matter.

Sincerely,

/s/ Thomas Friedmann
Thomas Friedmann

cc:	Jason Scoffield, Audax Credit BDC Inc.[1]
Daniel Weintraub, Audax Credit BDC Inc.
William Bielefeld, Dechert LLP